SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1
                              (AMENDMENT NO. 47)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                 SCHEDULE 13D

                                 CONRAIL INC.
                           (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000




CUSIP NO. 208368 10 0
                                     14D-1


 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NORFOLK SOUTHERN CORPORATION (E.I.N.: 52-1188014)

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [X]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

               BK, WC, OO

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                            [  ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Virginia

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,200,100 Common Shares

 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                          [  ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               9.9%

10.   TYPE OF REPORTING PERSON
               HC and CO



CUSIP NO. 208368 10 0
                                     14D-1


 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ATLANTIC ACQUISITION CORPORATION (E.I.N.: 54-1823555)

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [X]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

               AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                           [  ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Pennsylvania

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,200,000 Common Shares

 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                           [  ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               9.9%

10.   TYPE OF REPORTING PERSON
               CO



           This Amendment No. 47 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase up to an aggregate of 8,200,000 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), the Third Supplement to the Offer to Purchase, dated January 22, 1997 (the "Third Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement or the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

           Item 6 is hereby amended and supplemented by the following:

           (a) - (b) The Offer expired in accordance with its terms at 12:00 Midnight, New York City time, on February 4, 1997. In connection therewith, on February 5, 1997, Parent issued a press release announcing, among other things, that, as of the Expiration Date, (1) based upon a preliminary count from the Depositary, a total of approximately 66.8 million Shares had been tendered under the Offer, of which approximately
24.1 million Shares had been tendered by notice of guaranteed delivery, (2) Purchaser accepted for payment 8.2 million Shares at a price of $115 per share, representing approximately 9.9% of the outstanding Common Shares,
(3) the preliminary proration factor is 12.26% for all Shares tendered and
(4) payment for Shares accepted for payment is expected to commence promptly after the final proration factor is announced, which is expected to occur on or about February 11, 1997.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended and supplemented by the following:

           (a)(110)   Press Release issued by Parent on February 5, 1997.



                                   SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1997


                                   NORFOLK SOUTHERN CORPORATION

                                   By: /s/ JAMES C. BISHOP, JR.
                                   Name:  James C. Bishop, Jr.
                                   Title: Executive Vice President-Law


                                   ATLANTIC ACQUISITION CORPORATION

                                   By: /s/ JAMES C. BISHOP, JR.
                                   Name:  James C. Bishop, Jr.
                                   Title: Vice President and General Counsel



                                 EXHIBIT INDEX

Exhibit
Number                       Description

(a)(110)       Press Release issued by Parent on February 5, 1997.